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june 2013

2      Alternative Ways to Pursue                 4      Bull PLUS(SM)
                                              --------------------
   Your Investment Strategy                   []
---------------------------------------------
[]                                            6      Buffered PLUS(SM)
                                              --------------------
3     []Introductionto Performance                []
   Leveraged Upside Securities(SM) (PLUS(SM)) 8      Bear PLUS(SM)
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Structured Investments Leveraged Performance: PLUS(SM)

Summary Tactical offerings

Morgan[]Stanley Wealth Management Structured Investments offer investors a range of investment opportunities with varying features, both in terms of structure and underlying asset class exposure, providing clients with the building blocks they need to pursue their specific financial goals.

Leveraged Performance investments can be used as alternatives to traditional investments that do not have leverage features.

Enhanced Yield

Leveraged Performance

Partial Principal at Risk Securities

Market-Linked Notes and Market-Linked Deposits[]--[]FDIC Insured

Access

Free Writing Prospectus Registration Statement No. 333-178081 Dated June 28,
2013 Filed Pursuant To Rule 433

This material was not prepared by the research departments of Morgan[]Stanley or
Morgan[]Stanley Wealth Management and it should not be regarded as a research report.

leveraged performance: plus(sm)

Alternative Ways to Pursue Your Investment Strategy

T[](he Structured Investments team)creates and delivers investments tailored to meet different investment objectives for many types of investors[]--[]from those offerings that return par at maturity to those that are more growth-oriented and expose investors to greater market risk. The features of these securities are represented by five basic categories: Market-Linked Deposits (FDIC insured) and
Market-Linked Notes, Partial Principal at Risk Securities, Enhanced Yield
Investments, Leveraged Performance Investments and Access Investments.

Structured Investments can be offered in a variety of forms, such as certificates of deposit, units or warrants, but are most commonly offered as senior unsecured notes with returns linked to the performance of individual or combinations of underlying assets, including equities, commodities, currencies and interest rates. Some of these asset classes may be difficult for individual investors to access through traditional means. These notes, however, may expose investors to the credit risk of the issuer because they are not a direct investment in the underlying asset.

In addition to the credit risk of the issuer, investing in Structured
Investments involves risks that are not associated with investments in ordinary fixed or floating rate debt securities. Please read and consider the risk factors set forth under "Selected Risk Considerations" as well as the specific risk factors contained in the offering documents for any specific Structured
Investment.

Risk-Return Spectrum
                     More aggressive,
                     higher risk level and
                     higher potential return

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More conservative, lower risk level and lower potential return

*[]Enhanced Yield Structured Investments are often linked to a single stock, which increases risk in the underlying asset, but some Enhanced Yield structures can pay par at maturity, which results in lower risk to the principal amount invested. Depending on the features of a particular offering, Enhanced Yield and
Leveraged Performance offerings are often equally as aggressive, as compared to
Partial Principal at Risk Securities, Market-Linked Deposits and Market-Linked
Notes.

These strategies are usually for income-oriented investors. Investing in
Structured Investments involves risk, including the possibility of a total loss of principal. Investors should read the security's offering documentation prior to making an investment decision.

morgan stanley | 2013

Introduction to Leveraged Performance PLUS(SM)

P[](erformance)Securities(SM) (PLUS (Leveraged)(SM)) is a Leveraged(Upside)
Performance strategy that can be used to achieve specific investment objectives through various risk-reward profiles. Common applications include:

Using PLUS(SM) as an enhanced alternative to traditional investments. PLUS(SM)
offers investors an opportunity to enhance portfolio returns while being exposed to similar downside market risk relative to a direct investment in the underlying asset, provided that the PLUS(SM) are held to maturity. In exchange for leverage within a range of performance, most PLUS(SM) returns are subject to a maximum payment at maturity, and all payments on the PLUS(SM) are subject to the credit risk of the issuer. This leverage feature may provide investors with enhanced returns relative to a direct investment in the underlier. Similar to traditional investments, PLUS(SM) generally have one-for-one downside exposure.

For PLUS(SM) linked to equities, the performance of the equity underliers are typically calculated on a price-return basis, and therefore the payout on the
PLUS(SM) will not reflect any dividends paid on the underlier that you would receive with a direct investment in the equity. Accordingly, the performance comparisons in this document are based on the price return of the underliers. If a specific PLUS(SM) is linked to an underlier calculated on a total-return basis, the applicable offering document will so specify.

Using PLUS(SM) to diversify underlying asset class exposure. To assist in portfolio allocation, Morgan[]Stanley Wealth Management regularly offers
PLUS(SM) tied to the performance of major benchmark indexes such as the SandP
500,[R] Dow Jones Industrial Average,(SM) NASDAQ 100,[R] MSCI Emerging Markets
Index[R] and MSCI EAFE Index,[R] as well as more tactical PLUS(SM) linked to current market themes and a variety of asset classes. However, PLUS(SM) are debt securities of the applicable issuer, they do not provide investors with ownership of the underlying assets and all payments on the PLUS(SM) are subject to the credit risk of that issuer. This report addresses a few of the most common PLUS(SM) structures (Bull, Buffered and Bear PLUS(SM)). Other variations of PLUS(SM) are possible, but they are not discussed in this report.

key features key risks

1    Leveraged upside exposure within a range of price performance

1    Risk of increased loss if not held to maturity

2    Similar downside market risk to owning an investment directly with one-for-one downside exposure

2    All payments subject to the credit risk of the issuer

3    Most PLUS(SM) have maturities of approximately 6 to 36 months

3    No interest payments or dividends

Investing in PLUS(SM) involves risks. See "Selected Risk Considerations." Asset allocation does not assure a profit or protect against loss in declining financial markets.

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leveraged performance: plus(sm)

Bull PLUS(SM)

F[](or investors who believe markets)will appreciate in the near term, Bull
PLUS(SM) generally pay double or triple the price return of the underlier up to a maximum payment at maturity. In moderately bullish markets, the leverage feature can generate outperformance relative to a direct investment.

For more cautious investors, the leverage factor means fewer dollars may be allocated to an underlying strategy to drive comparable upside returns, subject to the maximum payment at maturity[]--[]freeing up assets for other investments.
This approach of reducing the overall dollars invested in the underlier may help reduce overall losses in the investor's portfolio if the underlier depreciates at maturity.

Similar to traditional investments, Bull PLUS(SM) do not provide any protection against a market decline.

Sample Terms
--------------- ---------
Maturity        13 Months
--------------- ---------
Upside leverage 200%
--------------- ---------
Maximum payment 116%
at maturity
--------------- ---------
Downside risk   100%

This example is for hypothetical purposes only.

Enhanced upside exposure subject to a maximum payment at maturity, full downside risk.

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Bull PLUS℠ Sample Returns at Maturity

Underlier Price Return		Bull PLUS℠ Return
−20%	1x Downside Exposure	−20%
0%		0%
+2%	2x Leveraged Upside Exposure	+4%
+4%		+8%
+6%		+12%
+8%		+16%
+10%	Maximum Payment is 16%	+16%
+12%		+16%
+16%		+16%
+17%	Maximum Payment is 16%	+16%
+20%		+16%

If the underlier depreciates at maturity, the Bull PLUS℠ will redeem for a loss equivalent to having owned the underlier outright. This loss can be significant.

If the underlier has appreciated at all at maturity, as long as the appreciation is less than the maximum payment of 16%, the Bull PLUS℠ will outperform a direct investment in the underlier.

If the underlier appreciates by more than 16% at maturity, the Bull PLUS℠ will return 16% and underperform a direct investment in the underlier.

This example is for hypothetical purposes only and does not cover the complete range of possible payouts at maturity.

Investors can use Bull PLUS℠ to complement existing long market exposure. For example, an investor may choose to replace 20% of an allocation in a broad market index with a PLUS℠ based on the same index. This strategy enables an investor to enhance overall portfolio performance in moderately bullish markets while being exposed to similar downside market risk, provided that the PLUS℠ are held to maturity. Alternatively, an investor may achieve similar levels of upside exposure to the underlier — subject to maximum payment — by making a smaller investment in a PLUS℠ and making an allocation to other investments.

MORGAN STANLEY | 2013 5

leveraged performance: plus(sm)

Buffered PLUS(SM)

Investors who are not comfortable)retaining full downside exposure may want to consider Buffered PLUS.(SM)

Buffered PLUS(SM) provide a limited buffer against a loss at maturity and enhanced upside exposure, subject to a maximum return at maturity. In exchange for this buffer against a modest decline at maturity, Buffered PLUS(SM) tend to have lower maximum payments at maturity as compared to Bull PLUS(SM) with the same maturity and the same underlier.

how the buffer works. If the underlier has declined at maturity, as long as it has not declined by more than the buffer amount (usually 10% to 20% below the underlier's initial level), the Buffered PLUS(SM) will redeem for par. However, if the underlier closes below the buffer amount, the Buffered PLUS(SM) will return par minus any decline below the buffer amount. For example, if the buffer amount is set 10% below the underlier's initial level and at maturity the underlier has declined by 25%, the Buffered PLUS(SM) will redeem for a 15% loss
(or 85% of the amount initially invested).

Sample Terms
--------------- ---------
Maturity        24 Months
--------------- ---------
Upside leverage 200%
--------------- ---------
Maximum payment 118%
at maturity
--------------- ---------
Buffer amount   10%

This example is for hypothetical purposes only.

Enhanced upside exposure subject to a maximum payment at maturity, limited protection against downside risk.

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Buffered PLUS℠ Sample Returns at Maturity

Underlier Price Return		Buffered PLUS℠ Return
−40%	Principal Below Buffer is at Risk	−30%
−20%		−10%
−10%	Par is Paid	0%
−5%		0%
0%		0%
+4%	2x Leveraged Upside Exposure	+8%
+6%		+12%
+9%		+18%
+10%	Maximum Payment is 18%	+18%
+12%		+18%
+14%		+18%
+25%	Maximum Payment is 18%	+18%
+40%		+18%

If the underlier depreciates by more than 10%, investors lose 1% for every 1% depreciation below 10%. If the underlier declines by 25%, the investor loss is 15%; however, the Buffered PLUS℠ performance is still 10% better than a direct investment in the underlier.

If the underlier declines by 10% or less, the Buffered PLUS℠ redeems for par and outperforms a direct investment in the underlier.

If the underlier has appreciated at all at maturity, as long as the appreciation is less than the maximum payment of 18%, the Buffered PLUS℠ will outperform a direct investment in the underlier.

If the underlier appreciates by more than 18% at maturity, the Buffered PLUS℠ will return 18% and underperform a direct investment in the underlier.

This example is for hypothetical purposes only and does not cover the complete range of possible payouts at maturity.

Buffered PLUS℠ can be used by investors who are moderately bullish and wish to complement a long position with a more defensive strategy.

MORGAN STANLEY | 2013

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leveraged performance: plus(sm)

Bear PLUS(SM)

Bear PLUS) positive returns in a declining market.(SM) (are designed to generate) Bear PLUS(SM) typically pay a return equal to two or three times any market decline subject to a maximum payment at maturity. If the underlier appreciates at maturity, Bear PLUS(SM) will redeem for a loss.

Traditional "short" strategies may be difficult for individuals to implement and may expose investors to unlimited potential loss. Bear PLUS(SM) can be an effective way for investors to execute a bear market view or hedge a portfolio.
Bear PLUS(SM) limit investor loss to a percentage of the amount invested, 90%, for example, but never more than the original investment. Having paid for the
Bear PLUS(SM) at issuance, an investor in Bear PLUS(SM) is not required to post any collateral that might be required to invest in a traditional short strategy.

Sample Terms
----------------- ---------
Maturity          13 Months
----------------- ---------
Downside leverage 200%
----------------- ---------
Maximum payment   115%
at maturity
----------------- ---------
Maximum loss      90%
at maturity
-----------------

This example is for hypothetical purposes only.

Leveraged inverse exposure subject to a maximum payment at maturity, with downside risk.

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Bear PLUS(SM) Sample Returns at Maturity

Underlier Price Return Bear PLUS(SM) Return
Maximum Loss
+90% []90%  is 90%

+40% []40%
1x Upside Loss
0% 0%

[]2% +4%
2x Leveraged
[]4% +8%
Downside Exposure
[]5% +10%

[]8% Maximum Payment +15% []10% is 15% +15%

[]38% Maximum Payment +15% []40% is 15% +15%

This example is for hypothetical purposes only and does not cover the complete range of possible payouts at maturity.

If the underlier appreciates by more than 90%, the investor's maximum loss is
90%.

If the underlier appreciates, the investor loses 1% for every 1% of the underlier's appreciation up to 90%.

If the underlier depreciates, the Bear PLUS(SM) will return two times the decline, subject to the maximum payment of 15%.

If the underlier depreciates at maturity by more than 7.5%, the Bear PLUS(SM)
will return no more than 15%.

If the underlier depreciates at maturity by more than 15%, the Bear PLUS(SM)
will underperform a short position in the underlier.

leveraged performance: plus(sm)

Who Should Consider Investing in PLUS(SM)?

While investors' risk tolerance and market views vary, PLUS(SM) may provide an opportunity to customize the market risk and return profile of[]a traditional investment portfolio.

A market leader in equity, currency, fixed income and commodity markets,
Morgan[]Stanley Wealth Management is well positioned to deliver innovative solutions to help meet our clients' specific investment needs. We continue to extend our range of Structured Investments offerings beyond traditional asset classes, and today our product platform includes Structured Investments that cover many segments of the financial markets, giving you the opportunity to diversify underlying asset class exposure. However, all payments on the PLUS(SM)
are subject to the credit risk of the relevant issuer.

Your Financial Advisor can help you determine how PLUS(SM) might work best in your portfolio, based on your unique investment goals, time horizon and risk tolerance.

For more information on PLUS(SM) or other Morgan[]Stanley Structured Investments offerings, please contact your Financial Advisor.

10      morgan stanley | 2013

Selected Risk Considerations

Generally, PLUS(SM) do not pay interest or guarantee return of principal. The terms of the PLUS(SM) differ from those of ordinary debt securities in that the issuer does not guarantee to pay you the principal amount of the PLUS(SM) at maturity and generally do not pay you interest on the PLUS.(SM) Instead, at maturity you will receive for each PLUS(SM) that you hold an amount in cash based on the final value of the underlying asset. If the final value of the underlying asset is less than its initial value, in the case of bull market
PLUS,(SM) or is greater than its initial value, in the case of bear market
PLUS,(SM) you will lose some or all of your investment.

Your appreciation potential is limited.

The appreciation potential of the PLUS(SM) is generally limited by the maximum payment at maturity. Although the leverage factor provides increased exposure to any increase, in the case of a bull market PLUS,(SM) or decrease, in the case of a bear market PLUS,(SM) in the value of the underlying asset at maturity, the payment at maturity will never exceed the maximum payment at maturity, which will be a fixed percentage over the original public offering price per PLUS.(SM)
Further, except for certain Buffered PLUS,(SM) you will be fully exposed to any decrease, in the case of a bull market PLUS,(SM) or increase, in the case of a bear market PLUS,(SM) in the value of the underlying asset at maturity. As a result, you may lose some or all of your investment in the PLUS.(SM) An investment in Structured Investments involves risks and the market price of the
PLUS(SM) may be influenced by many unpredictable factors.

These risks can include, but are not limited to:

[]   Changes in the value of the underlying asset at any time

[]   Changes in the interest and yield rates in the market

[]   The volatility (frequency and magnitude of changes in value) of the

[]   Time remaining to maturity underlying asset

[]   Any actual or anticipated changes in the issuer's credit ratings or credit

[]   The dividend yield on the underlier spreads

[]   Geopolitical conditions and other events

The PLUS(SM) will not be listed on any securities exchange and secondary trading may be limited.

The PLUS(SM) will not be listed on any securities exchange and there may be little or no secondary market for the PLUS.(SM) The issuer of the PLUS(SM) may, but is not obligated to, make a market in the PLUS.(SM) Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS(SM) easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the PLUS,(SM) the price at which you may be able to trade your PLUS(SM) is likely to depend on the price, if any, at which the issuer is willing to transact. If the issuer does not make a market in the PLUS,(SM) it is likely that there will not be a secondary market for the PLUS.(SM) Accordingly, you should be willing to hold your PLUS(SM) to maturity.

The PLUS(SM) are subject to the credit risk of the issuer, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the PLUS.(SM)

You are dependent on the issuer's ability to pay all amounts due on the PLUS(SM)
at maturity, and, therefore, you are subject to the credit risk of the issuer.
If the issuer defaults on its obligations under the PLUS,(SM) your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the PLUS(SM) prior to maturity will be affected by changes in the market's view of the issuer's creditworthiness. Any actual or anticipated decline in the issuer's credit ratings or increase in the credit spreads charged by the market for taking the issuer's credit risk is likely to adversely affect the market value of the PLUS.(SM)

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

Assuming  no change in market  conditions  or any other  relevant  factors,  the price,  if any, at which the issuer is willing to purchase  the  PLUS(SM) at any time in secondary market  transactions  will likely be significantly  lower than the original issue price,  since  secondary  market prices are likely to exclude commissions  paid with  respect  to the  PLUS(SM)  and the cost of  hedging  the issuer's  obligations under the PLUS(SM) that are included in the original issue price.  The cost of hedging  includes the  projected  profit that the issuer may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related  hedging  transactions.  The issuer may realize a profit from the  expected  hedging  activity  even if investors do not receive a favorable  investment return under the terms of the PLUS(SM) or in any secondary market  transaction.  In addition,  any secondary  market prices may differ from values  determined by pricing  models used by the issuer,  as a result of dealer discounts,  markups or other transaction costs.

Investing in the PLUS(SM) is not equivalent to investing in the underlying asset.

Investing in the PLUS(SM) is not equivalent to investing in the underlying asset. As an investor in the PLUS,(SM) you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying asset.

Important  Information

This material was prepared by sales, trading or other non-research personnel of
Morgan[]Stanley Smith[]Barney LLC (together with its affiliates hereinafter,
"Morgan[]Stanley Wealth Management," or "the firm"). This material was not produced by a research analyst of Morgan[]Stanley and Co. LLC or Morgan[]Stanley
Wealth Management, although it may refer to a Morgan[]Stanley and Co. LLC or
Morgan[]Stanley Wealth Management research analyst or report. Unless otherwise indicated, these views (if any) are the author's and may differ from those of the aforementioned research departments or others in the firms.

An investment in Structured Investments may not be suitable for all investors.
These investments involve substantial risks. The appropriateness of a particular investment or strategy will depend on an investor's individual circumstances and objectives. This material does not provide individually tailored investment advice nor does it offer tax, regulatory, accounting or legal advice.

Any issuer using this material has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents such issuer has filed with the SEC for more complete information about that issuer and that offering. You may get these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, Morgan[]Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

"PLUS(SM) " is a service mark of Morgan[]Stanley.

"Standard and Poor's[R]," "SandP[R]," "SandP 500[R]," "Standard and Poor's 500"
and "500" are trademarks of Standard and Poor's Financial Services LLC and have been licensed for use. "Dow Jones Industrial Average(SM),"

"Dow Jones(SM)," and "DJIA(SM)" are service marks of Dow Jones Trademark
Holdings LLC and have been licensed for use. "MSCI EAFE Index[R]" is a trademark of Morgan[]Stanley Wealth Management Capital International Inc. and has been licensed for use.

The "NASDAQ[R]," "NASDAQ-100[R]," "Nasdaq Global MarketSM," and "NASDAQ-100
Index[R]" are trademarks or service marks of The Nasdaq Stock Market, Inc. and have been licensed for use.

This material is not for distribution outside the United States of America.

Investments and services are offered through Morgan[]Stanley Smith[]Barney LLC.
Member SIPC. [C] 2013 Morgan[]Stanley Smith[]Barney LLC

www. morganstanley.com/wealth

morgan[]stanley | 2013[] 11

leveraged performance: plus(sm)

[C] 2013 Morgan[]Stanley Smith[]Barney LLC. Member SIPC.[]

CMS7245470[] CRC478847[] CS 7496415 06/13